IFP SECURITIES, LLC

Financial Statement
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70150

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IFP Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3030 North Rocky Point Drive West, Suite 700

(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oscar Mejia	(813) 387-4609	oscar.mejia@ifpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003		49	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___OSCAR MEJIA_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___IFP SECURITIES, LLC_____, as of ___12/31_____, 2 _023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ALAINA MALARKEY
Notary Public - State of Florida
Commission # HH 462995
My Comm. Expires Nov 12, 2027
Bonded through National Notary Assn.

Signature: _____

Title: _____
DIRECTOR OF FINANCE

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

IFP SECURITIES, LLC
FINANCIAL STATEMENT
Year Ended December 31, 2023

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of IFP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IFP Securities, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2023.

Chicago, Illinois
February 29, 2024

IFP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

_____

ASSETS

CASH	$	359,730
DEPOSIT WITH CLEARING ORGANIZATION		250,000
DUE FROM RELATED PARTIES		2,206,701
RECEIVABLE FROM BROKER		119,803
OTHER ASSETS		266,688
TOTAL ASSETS		3,202,922

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	268,198
Due to related parties	109,369
Other liabilities	31,500
Total Liabilities	409,067

MEMBER'S EQUITY

Paid-In capital	1,328,000
Retained earnings	1,465,855
Total Member's Equity	2,793,855

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,202,922

The accompanying notes are an integral part of this statement.

IFP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2023

Note 1 - Organization and Summary of Significant Accounting Policies

IFP Securities, LLC (the "Company") is 100% owned by IFP Group, LLC and subsidiaries ("IFP Group"). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company offers a wide variety of investment products including mutual funds, limited partnerships, variable insurance products, unit investment trusts, and general securities through its registered representatives to investors throughout the United States.

Note 2 - Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Estimates
The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash
Cash on statements includes cash on hand and on deposit. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Receivable from Broker
The Company uses Pershing LLC ("Pershing"), a BNY Mellon company, as their clearing organization. The Company maintains accounts for the following activities: collection of commissions, transaction fees, customer trade allocation, and trade errors. All customer funds are segregated and protected from potential creditors of the Company.

Pursuant to the fully disclosed clearing service agreement with Pershing, the Company is required to maintain an account with Pershing to be designated as the Company's deposit account. As of December 31, 2023, the Company had deposit levels with Pershing exceeding the requirement, included as receivable from broker on the accompanying statement of financial condition.

Fair value of Financial Instruments
The reported carrying value of financial instruments, including cash, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income taxes
The Company is a limited liability company and is treated as a disregarded entity. The Company is therefore not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owner for federal income tax purposes. As such, no income taxes are recorded in the financial statements.

DECEMBER 31, 2023

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its financial statements and related disclosures.

Note 3 - Related Party Transactions

The Company is affiliated with IFP Advisors, LLC and IFP Insurance Group, LLC, which are engaged in investment advisory services and the sale of insurance and annuity products, respectively. The Company and its affiliates are all wholly owned subsidiaries of IFP Group, LLC. The Company is party to an expense-sharing agreement with IFP Advisors, LLC as employee payroll and other vendor agreements are executed between the vendor and IFP Advisors, LLC. A portion of the Company's operating expenses is paid to IFP Advisors, LLC and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources with its affiliates. The Company also transfers funds to the account of IFP Advisors, LLC, as necessary, to process payments to vendors.

Under the terms of the expense sharing agreement with IFP Advisors, LLC, the Company also charges and collects certain trading expenses such as clearing costs. Amounts payable to and receivable from IFP Advisors are presented net in the statement of financial condition. As of December 31, 2023, the balance of receivables from related parties was approximately $2,200,000, consisting almost entirely of funds owed to the Company by IFP Advisors, LLC and can be found in the accompanying Statement of Financial Condition.

Additionally, the Company has a balance due to related parties of approximately $109,000 that can be found on the accompanying Statement of Financial Condition consisting of amounts loaned to the company by its affiliate, IFP Insurance Group, LLC.

Note 4 - Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. On December 31, 2023, the Company had net capital of approximately $210,000, which was approximately $183,000 in excess of its required net capital of approximately $27,000. The Company's ratio of aggregate indebtedness to net capital was 194.62 to 1 at the end of 2023.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company claims the 15c3-3(k)(2)(ii) exemption which states that "All customer transactions cleared through another broker-dealer on a fully disclosed basis". The Company uses Pershing on a fully disclosed basis as clearing agent to process customer trades and transactions.

DECEMBER 31, 2023

Note 5 – Guarantees and Indemnifications

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and Pershing, Pershing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications as of December 31, 2023. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

Note 6 - **Contingency**

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's financial statements.

Note 7 - Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.